EXHIBIT 1.2
FORM 19
(Section 348)
COMPANY ACT
Certificate of
Incorporation No. 442303
SPECIAL RESOLUTIONS
The following special resolutions were passed by the undermentioned Company on the date stated:
NAME OF COMPANY:     Globaltex Industries Inc.
Date resolutions passed:     September 30, 2002
Resolutions:
"RESOLVED, as a special resolution, that the name of the Company be changed from "Globaltex Industries Inc." to "Pine Valley Mining Corporation" or such other variation as may be acceptable to the directors of the Company and the TSX Venture Exchange, paragraph 1 of the Memorandum of the Company be altered accordingly and that, notwithstanding the approval of the proposal to change the name of the Company, the directors of the Company be and they are hereby authorized without further approval of the members to act or not act upon this special resolution during the ensuing year as they deem is in the best interests of the Company."

CERTIFIED a true copy this 14th day of April, 2003.
______________________________
(Signature)
______________________________
(Relationship to Company)

An altered memorandum is attached.



Schedule A
ALTERED MEMORANDUM
of
PINE VALLEY MINING CORPORATION
(as altered by special resolutions passed as of September 30, 2002)


1.     The name of the Company is Pine Valley Mining Corporation.
2. The authorized capital of the Company consists of 100,000,000 Common shares without par value.